Exhibit 99.3

Jiuzi Holdings, Inc. (Nasdaq: JZXN) and EXSAT.NETWORK LTD Sign Cooperation Agreement to Jointly Explore and Develop a $3 Billion Cryptocurrency Custody Business

HANGZHOU, China, Dec. 22, 2025 /PRNewswire/ -- Jiuzi Holdings, Inc. (Nasdaq: JZXN) (“Jiuzi” or the “Company”) today announced that it has formally signed a cooperation agreement with EXSAT.NETWORK LTD, the core ecosystem organization of the globally established cryptocurrency project EOS. The two parties will engage in systematic cooperation and in-depth exploration within the cryptocurrency depository business sector, which is expected to reach a total scale of up to $3 billion USD. This partnership is regarded as a key milestone for Jiuzi Holdings’ entry into the high-end global digital asset track.

According to the agreement, Jiuzi Holdings and the EXSAT NETWORK plan to jointly build a business framework and technical system targeting the global market, centered on institutional-grade cryptocurrency depository and custody services. Key areas include:

* Designing and conceptualizing a blueprint for a $3 billion USD-level crypto asset depository business.

* Establishing an institutional-grade custody model and compliance operations meeting regulatory requirements.

* Leveraging EXSAT NETWORK’s years of expertise in high-performance public chains, wallet technology, and security to construct integrated solutions featuring multi-signature, distributed custody, and on-chain transparent auditing.

* Exploring value-added services such as yield management, clearing & settlement, and innovative financial products built around custodied assets.

The Company’s management stated that this collaboration with EXSAT NETWORK represents a qualitative leap in Jiuzi Holdings’ synergistic development strategy across its “New Energy + FinTech + Digital Asset” pillars. “By partnering directly with the core ecosystem organization of the EOS to co-build infrastructure for a $3 billion USD-level cryptocurrency depository business, we significantly enhance our global perspective and industry position. More importantly, this opens a substantial new value channel with significant growth potential. We hold an extremely optimistic outlook on the company’s development prospects over the next three to five years,” they added.

EXSAT NETWORK expressed confidence in Jiuzi Holdings’ experience with Nasdaq-compliant operations and its forward-looking initiatives. They believe the deep synergy between the two parties in areas like digital asset infrastructure, custody security, compliance frameworks, and market expansion holds the promise of creating a benchmark-setting cryptocurrency depository solution for global institutions and high-net-worth clients.

Industry observers note that against the backdrop of global crypto assets moving towards institutionalization and compliance, establishing close ties with the core ecosystem organization of the EOS, a veteran player in the encryption ecosystem, will substantially boost Jiuzi Holdings’ influence and brand premium within the digital asset space. This partnership is seen as a crucial catalyst potentially driving a long-term revaluation of JZXN’s stock.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.